PowerNova Technologies Corporation

(A Development Stage Company)

Financial Statements

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

28 February 2009

NOTICE TO READER:

PowerNova Technologies Corporation Financial Statements at 28 February 2009 have not been reviewed by our Auditors, James Stafford, Chartered Accountants

PowerNova Technologies Corporation

(A Development Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	As at 28 February 2009	As at 31 May 2008 (Audited)
	$	$

Assets

Current
Cash and cash equivalents	13	209
Goods and Services Tax receivable	2,467	1,632

	2,480	1,841

Property, plant and equipment (Note 3)	607	731

	3,087	2,572

Liabilities

Current
Bank indebtedness	-	-
Accounts payable and accrued liabilities (Notes 4 and 10)	201,079	208,754
Due to related parties (Note 5)	220,786	189,182

	421.865	397,936
Shareholders’ deficiency
Capital stock (Note 7)
Authorized
50,000,000 of common shares without par value
Issued and outstanding
29 February 2009 – 40,965,175 common shares	5,591,315
31 May 2008 – 40,965,175 common shares		5,591,315
Contributed surplus (Note 7)	656,615	629,615
Warrants (Note 7)	66,933	68,175
Share subscriptions received in advance (Note 7)	46,670	46,670
Deficit, accumulated prior to the development stage	(4,446,180)	(4,446,180)
Deficit, accumulated during the development stage	(2,334,131)	(2,284,959)

	(418,778)	(395,364)

	3,087	2,572

Nature and Continuance of Operations (Note 1) and Commitments (Note 11)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 13)

On behalf of the Board:

/s/  Stuart Lew

Director

/s/  Chris Tay

Director

Stuart Lew

Chris Tay

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Cumulative amounts from the date of inception on 6 October 1986 to 28 February 2009	For the three month period ended 28 February 2009	For the three month period ended 29 February 2008	For the nine month period ended 28 February 2009	For the nine month period ended 29 February 2008
	$	$	$	$	$

Expenses
General and administrative (Schedule 1)	2,343,056	12,504	11,557	49,125	25,272

Net loss before other items	(2,343,056)	(12,504)	(11,557)	(49,125)	(25,272)

Other items
Foreign exchange loss	(536)	-	-	(47)	-
Write-off of accounts payable (Notes 4 and 10)	159,085	-	-	-	1,115
Write-off of accounts receivable	(149,624)	-	-	-	-

Net loss for the year	(2,334,131)	(12,504)	(11,557)	(49,172)	(24,157)

Deficit, accumulated during the development stage, beginning of period	-	(2,321,627)	(2,241,493)	(2,284,959)	(2,228,893)

Deficit, accumulated during the development stage, end of period	(2,334,131)	(2,334,131)	(2,253,050)	(2,334,131)	(2,253,050

Basic and diluted loss per share (Note 8)		(0.01)	(0.01)	(0.01)	(0.01)

Weighted average number of common shares outstanding (Note 8)		40,965,175	40,965,175	40,965,175	40,965,175

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Cumulative amounts from the date of inception on 6 October 1986 to 28 February 2009	For the three month period ended 28 February 2009	For the three month period ended 29 February 2008	For the nine month period ended 28 February 2009	For the nine month period ended 29 February 2008
	$	$	$	$	$

Cash flows from operating activities
Net loss for the year	(6,780,311)	(12,504)	(11,557)	(49,172)	(24,157)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	38,630	39	59	124	177
Contributions to capital by related parties (Notes 6, 7 and 10)	656,615	10,500	6,000	27,000	599,615
Research and development	216,230	-	-	-	-
Write-off of accounts receivable	(159,085)	-	-	-	-
Write-off of accounts payable (Notes 4 and 10)	149,624	-	-	-	(1,115)
Changes in operating assets and liabilities
(Increase) in amounts receivable	(152,092)	(94)	(327)	(836)	(420)
Increase (decrease) in accounts payable	360,164	(6,140)	(5,780)	(7,675)	(10,869)
Increase (decrease) in due to related parties (Note 5)	220,786	1,079	9,263	31,604	(562,966)

	(5,449,439)	(7,120)	(2,342)	1,045	265

Cash flows used in investing activities
Increase in advances	(216,230)	-	-	-	-
Purchase of property, plant and equipment	(39,237)	-	-	-	-

	(255,467)	-	-	-	-

Cash flows from financing activities
Share subscriptions received in advance for cash	46,670	-	-	-	-
Issuance of common shares for cash	5,591,315	-	-	-	-
Share purchase warrants granted (refunded)	66,934	-	-	(1,241)	-

	5,704,919	-	-	(1,241)	-

Increase (decrease) in cash and cash equivalents	13	(7,120)	(2,342)	(196)	265

Cash and cash equivalents, beginning of period	-	7,133	2,606	209	(1)

Cash and cash equivalents, end of period	13	13	264	13	264

Supplemental Disclosures with Respect to Cash Flows (Note 10)

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Number of shares issued	Share capital	Contributed surplus and share subscription received in advance	Share purchase warrants	Deficit accumulated prior to the development stage	Deficit accumulated during the development stage	Total Shareholders’ deficiency
		$	$	$	$	$	$

Balance at 31 May 2001	18,061,777	4,713,624		477,000	(4,446,180)	(663,821)	80,623
Cancellation of common shares	(417,500)	-	-	-	-	-	-
Share purchase warrants granted	-	-	-	113,600	-	-	113,600
Stock options exercised ($0.10 per share)	249,000	24,900	-	-	-	-	24,900
Share purchase warrants exercised ($0.10 per share)	1,000,000	100,000	-	-	-	-	100,000
Share purchase warrants exercised ($0.18 per share)	346,125	62,302	-	-	-	-	62,302
Net loss for the year	-	-	-	-	-	(358,654)	(358,654)

Balance at 31 May 2002	19,239,402	4,900,826	-	590,600	(4,446,180)	(1,022,475)	22,771
Share purchase warrants granted	-	-	-	59,829	-	-	59,829
Share purchase warrants granted	-	-	-	38,680	-	-	38,680
Net loss for the year	-	-	-	-	-	(263,588)	(263,588)

Balance at 31 May 2003	19,239,402	4,900,826	-	689,109	(4,446,180)	(1,286,063)	(142,308)
Share purchase warrants granted	-	-	-	10,980	-	-	10,980
Share subscription received in advance	-	-	45,360	-	-	-	45,360
Shares issued for intellectual property (Note 11)	20,000,000	-	-	-	-	-	-
Share purchase warrants exercised ($0.40 per share)	1,725,773	690,489	-	(690,489)	-	-	-
Net loss for the year	-	-	-	-	-	(469,395)	(469,395)

Balance at 31 May 2004	40,965,175	5,591,315	45,360	9,600	(4,446,180)	(1,755,458)	(555,363)
Share purchase warrants granted (Note )	-	-	-	57,334	-	-	57,334
Share subscription received in advance (Note 7)	-	-	1,310	-	-	-	1,310
Net loss for the year	-	-	-	-	-	(221,534)	(221,534)

Balance at 31 May 2005	40,965,175	5,591,315	46,670	66,934	(4,446,180)	(1,976,992)	(718,253)
Share purchase warrants granted (Note 7)	-	-	-	1,241	-	-	1,241
Share subscription received in advance (Note 7)	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	(210,848)	(210,848)

Balance at 31 May 2006	40,965,175	5,591,315	46,670	68,175	(4,446,180)	(2,187,840)	(927,860)
Contributed services by related party (Notes 6, 7 and 10)	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(41,053)	(41,053)

Balance at 31 May 2007	40,965,175	5,591,315	70,670	68,175	(4,446,180)	(2,228,893)	(944,913)
Contributed services by related party (Notes 6, 7 and 10)	-	-	605,615	-	-	-	605,615
Net income for the period	-	-	-	-	-	(56,066)	(56,066)

Balance at 31 May 2008	40,965,175	5,591,315	676,285	68,175	(4,446,180)	(2,284,959)	(395,364)
Share purchase warrants refunded (Note 9)	-	-	-	(1,241)	-	-	(1,241)-
Contributed services by related party (Notes 6, 7 and 10)	-	-	27,000	-	-	-	27,000
Net income for the period	-	-	-	-	-	(49,172)	(49,172)

Balance at 28 February 2009	40,965,175	5,591,315	703,285	66,933	(4,446,180)	(2,334,131)	(418,778)

PowerNova Technologies Corporation

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Cumulative amounts from the date of inception on 6 October 1986 to 28 February 2009	For the three month period ended 28 February 2009	For the three month period ended 29 February 2008	For the nine month period ended 28 February 2009	For the nine month period ended 29 February 2008
	$	$	$	$	$

Advertising and promotion	10,766	-	-	-	-
Amortization	38,630	39	59	124	177
Bank charges and interest	4,564	83	76	177	109
Consulting fees	21,514	-	-	-	-
Consulting fees (Note 6)	1,212,210	-	-	-	-
Filing and transfer agent fees	72,463	-	-	4,779	-
Investor relations	8,181			8,181
Legal and accounting fees	314,158	1,599	6,412	8,261	7,912
Management fees (Notes 6, 7 and 10)	58,500	9,000	4,500	22,500	13,500
Office and administration	38,961	128	-	226	-
Rent (Notes 6, 7 and 10)	110,587	1,500	1,500	4,500	4,500
Research and development	216,230	-	-	-	-
Salaries and benefits	195,747	-	-	-	-
Telephone	29,706	155	(990)	377	(926)
Travel and automobile	10,839	-	-	-	-

	2,343,056	12,504	11,557	49,125	25,272

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2008

1.

Nature and Continuance of Operations and Changes in Accounting Policies

a)

Nature and Continuance of Operations

PowerNova Technologies Corporation (the “Company”) was incorporated on 6 October 1986 in British Columbia, Canada.  The Company’s shares were listed on the TSX Venture Exchange and the Company was suspended from trading on 20 June 2003.

The Company is in the development stage and commenced its current development stage during the year ended 31 May 2000.  The Company is in the business of acquiring and developing hydrogen production technology.

The Company’s financial statements as at 28 February 2009 and for the period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $49,172 for the nine month ended 28 February 2009 (29 February 2008 – loss of $24,157) and has working capital deficiency of $411,385 at 28 February 2009 (31 May 2008 – $396,095).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ended 31 May 2008.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

b)

Changes in Accounting Policies

Financial Instrument Standards

Effective 1 June 2007, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”).  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2008

The CICA issued CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which the Company will adopt, effective 1 June 2008.  The new sections replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Management expects that adoption of CICA Handbook Section 3862 and 3863 will not have any material impact on the Company’s financial statement disclosures.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below.  The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale investments are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2008

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivate instruments and accordingly is not impacted by CICA Handbook Section 3865, Hedges.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale investments, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Capital Disclosures

Effective 1 June 2007, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the Company’s objectives, policies and procedures for managing capital.

2.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“United States GAAP”), except as described in Note 12.  Outlined below are those policies considered particularly significant.

Basis of presentation

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles applicable to development stage enterprises, and are expressed in Canadian dollars.  The Company’s fiscal year end is 31 May.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2009

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized using the declining balance method at the following annual rate, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Equipment	20%	declining balance

Financial instruments

The carrying value of cash, accounts payable and accrued liabilities, and due to related parties approximates their fair value because of the short maturity of these instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Derivative financial instruments

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 29 February 2008, the Company’s net future income tax assets are fully offset by a valuation allowance.

Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period.  The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon the exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  For the years presented, this calculation proved to be anti-dilutive.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2009

Foreign currency translation

The Company’s functional and reporting currency is in Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Non-monetary assets and liabilities are translated into Canadian dollars at their applicable historical rates.  Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization, which is translated at historical rates.  Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from these estimates.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.

Property, Plant and Equipment

		Accumulated	Net book value
	Cost	amortization	28 February 2009	31 May 2008 (Audited)
	$	$	$	$

Computer equipment	5,366	(5,134)	232	294
Equipment	2,548	(2,173)	375	437

	7,914	(7,307)	607	731

During the nine month period ended 28 February 2009, total additions to property, plant and equipment were $Nil (31 May 2008 - $Nil).

4.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2009

During the nine month period ended 28 February 2009, the Company wrote off certain account payable balances of $Nil (31 May 2008 - $Nil, 29 February 2008 - $1,115) related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company.

Management does not consider that these amounts are payable although there is no assurance that formal claim will not be made against the Company for some or all of these balances in the future (Note 10).

5.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

As at 28 February 2009, the amounts due to related parties include $220,786 (31 May 2008 - $189,182, 29 February 2008 - $185,338) due to shareholders of the Company and/or officers-directors of the Company.

During the year ended 31 May 2008, shareholders and/or director-officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2007 of $581,615 (Notes 6 and 7).

6.

Related Parties Transactions

During the six month period ended 28 February 2009, the Company entered into the following transactions with related parties:

i.

Paid or accrued consulting fees of $Nil (31 May 2008 - $Nil, 29 February 2008 - $Nil) to a director of the Company.

ii.

Paid or accrued consulting fees of $Nil (31 May 2008 - $Nil, 29 February 2008 - $Nil) to a director of the Company.

iii.

Paid or accrued consulting fees of $Nil (31 May 2008 - $Nil, 29 February 2008 - $Nil) to a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the Company and the related parties, and in certain cases, are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

During the nine month period ended 28 February 2009, officers and directors of the Company made contributions to capital for management fees in the amount of $27,000 (31 May 2008 - $18,000, 29 February 2008 - $13,500) and rent in the amount of $4,500 (31 May 2008 - $6,000, 29 February 2008 - $4,500) (Notes 7 and 10).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2009

During the year ended 31 May 2008, shareholders and/or director-officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2007 of $581,615 (Notes 5 and 7).

7.

Capital Stock

i.

Authorized

The total authorized capital is 50,000,000 common shares without par value.

ii.

Issued and outstanding

The total issued and outstanding capital stock is 40,965,175 common shares without par value.

iii.

Share subscriptions received in advance

As at 28 February 2009, the Company had received $46,670 related to the exercise of 259,276 share purchase warrants for which the Company had not issued the corresponding 259,276 common shares at 28 February 2009 (31 May 2008 and 29 February 2008 - $46,670 related to the exercise of 259,276 share purchase warrants for which the Company had not issued the corresponding 259,276 common shares at 31 May 2008 and 29 February 2008 respectively (Notes 7.v, 8 and 11).

iv.

Stock options

There are no stock options issued and outstanding as at 28 February 2009.

v.

Share purchase warrants

The following share purchase warrants were outstanding at 28 February 2009:

	Exercise price	Number of warrants	Expiry Date
	$

Warrants	1.00	1,725,773	9 October 2010
Warrants	0.18	2,190,724	9 October 2010
Warrants	1.00	170,335	15 August 2010

		4,086,832

The 1,725,773 share purchase warrants expiring on 9 October 2010 can be converted into one common share of the Company at $1.00 per share.  The 2,190,724 share purchase warrants expiring on 9 October 2010 can be converted into one common share of the Company at $0.18 per share. During the year ended 31 May 2007, the Company amended the expiry dates of these share purchase warrants to 9 October 2010 from 9 October 2006 respectively.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2009

The 170,335 share purchase warrants expiring on 15 August 2010 can be converted into one common share of the Company and one share purchase warrant which entitles the holder to acquire an additional common share of the Company at a price of $1.00 per common share.  During the year ended 31 May 2007, the Company amended the expiry date of these share purchase warrants outstanding to 15 August 2010 from 15 August 2007.

The 1,725,773 and 2,190,724 share purchase warrants outstanding at 28 February 2009 excludes share purchase warrants which were exercised prior to 28 February 2009 but the corresponding common shares were not issued by the Company at 28 February 2009.  The funds received by the Company related to the exercise of these 259,276 share purchase warrants have been recorded as share subscriptions received in advance (Note 7.iii).

A summary of outstanding share purchase warrants is as follows:

	Number of share purchase warrants	Weighted average exercise price
		$
Outstanding and exercisable at 31 May 2005	4,083,832	0.56

Granted	3,000	1.00
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2006	4,086,832	0.56

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2007	4,086,832	0.56

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2008	4,086,832	0.56

Refunded	(3,000)	1.00
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 28 February 2009	4,083,832	0.56

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2009

During the nine month period ended 28 February 2009, the Company refunded a total of 3,000 share purchase warrants for cash proceeds of $1,241 (31 May 2008, the Company granted Nil share purchase warrants for cash proceeds of $Nil, 31 May 2007, the Company granted Nil share purchase warrants for cash proceeds of $Nil, 31 May 2006, the Company granted 3,000 share purchase warrants for total cash proceeds of $1,241).

i.

During the nine month period ended 28 February 2009, officers and directors of the Company made contributions to capital for management fees in the amount of $27,000 (31 May 2008 - $18,000, 29 February 2008 - $13,500) and rent in the amount of $4,500 (31 May 2008 - $6,000, 29 February 2008 - $4,500) (Notes 6 and 10).

ii.

During the year ended 31 May 2008, shareholders and/or director-officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2007 of $581,615 (Notes 5 and 6).

8.

Earning (Loss) Per Share

	For the nine month period ended 29 February 2008
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the period	(24,157)

Basic Loss per share
Loss allocated to common shareholders	(24,157)	40,965,175	(0.01)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per share
Loss allocated to common shareholders with assumed conversions	(24,157)	40,965,175	(0.01)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2009

	For the year ended 31 May 2008
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the year	(56,066)

Basic Loss per share
Loss allocated to common shareholders	(56,066)	40,965,175	(0.01)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per share
Loss allocated to common shareholders with assumed conversions	(56,066)	40,965,175	(0.01)

	For the six month period ended 28 February 2009
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the period	(49,172)

Basic earning per share
Loss allocated to common shareholders	(49,172)	40,965,175	(0.01)

Effect of Dilutive Securities
Warrants	-	4,516,443

Diluted loss per share
Loss allocated to common shareholders with assumed conversions	(49,172)	45,481,618	(0.001)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2009

Share purchase warrants which were exercised by the share purchase warrant holders but the related common shares were not issued at 31 May 2008 and 29 February 2008 have not been included in the computation of diluted loss per share because, due to the loss position of the Company, the effect of issuing these common shares would be antidilutive (Note 7.iii)

All share purchase warrants outstanding at 31 May 2008 were not included in the computation of diluted loss per share for the year ended 31 May 2008 and nine month period ended 29 February 2008 because, due to the loss position of the Company, the effect of exercising of all the share purchase warrants would be antidilutive (Note 7.v).

9.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 31.50% (31 May 2008 – 31.50%, 29 February 2008 – 32.49%).

	For the nine month period ended 28 February 2009	For the year ended 31 May 2008	For the nine month period ended 29 February 2008
	$	$	$

Net loss before income taxes	(49,172)	(41,053)	(24,157)

Income tax recovery at statutory rates	15,976	13,338	7,849
Adjustments to benefits resulting from:
Amortization	(40)	(103)	(58)
Contributed services by related parties	(10,234)	(7,798)	(5,848)
(Unrecognized) benefits of non-capital losses	(5,702)	(5,437)	(1,943)

Future income tax recovery	-	-	-

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2009

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	As at 28 February 2009	As at 31 May 2008	As at 28 February 2007
	$	$	$

Future tax assets:
Non-capital loss carryforwards	351,078	345,376	396,753
Plant, property and equipment	720	760	833

	351,798	346,136	397,586

Less: valuation allowance	(351,798)	(346,136)	(397,586)

Actual income taxes	-	-	-

As at 28 February 2009, the Company had available for deduction against future taxable income, non-capital losses of approximately $1,104,790.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  The losses expire as follows:

Year	Amount
$

2009	138,480
2010	256,309
2014	249,879
2015	220,954
2016	212,540
2017	18,271
2018	8,358

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2009

10.

Supplemental Disclosures with Respect to Cash Flows

	For the nine month period ended 28 February 2008	For the year ended 31 May 2008	For the nine month period ended 29 February 2008
	$	$	$

Cash paid during the period for interest	-	-	-
Cash paid during the period for income taxes	-	-	-

During the nine month period ended 28 February 2009, the Company wrote off certain accounts payable balances in the amount of $Nil (31 May 2008 - $Nil, 29 February 2008 - $1,115) related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company (Note 4).

During the nine month period ended 28 February 2009, officers and directors of the Company made contributions to capital for management fees in the amount of $27,000 (31 May 2008 - $18,000, 29 February 2008 - $13,500) and rent in the amount of $4,500 (31 May 2008 - $6,000, 29 February 2008 - $4,500) (Notes 6 and 7).

During the year ended 31 May 2008, shareholders and/or director-officers of the Company made contributions to capital by agreeing to forgive a balance owed to them by the Company at 31 May 2007 of $581,615 (Notes 5, 6 and 7).

11.

Commitments

Pursuant to an agreement effective June 2003 and amending agreements to March 2005, the Company acquired the patents pending and exclusive rights to the title of the Alkane and Alkane Group Dehydrogenation with Organometallic Catalysts from two individuals who became directors of the Company.  As consideration the Company issued 20,000,000 common shares and reserved for issuance to these two directors an aggregate of 9,000,000 common shares upon the Company achieving revenues of US$10,000,000 as direct result of the commercialization of the technology rights.

The Company is committed to issuing 259,276 common shares of the Company related to share subscriptions received in advance of $46,670 (Note 7).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2009

12.

Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

13.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP.  Except as set out below, these financial statements also comply, in all material respects, with United States GAAP.

Statement of cash flow difference

i.

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net income (loss) and comprehensive income (loss) for each of the six month period ended 28 February 2009, year ended 31 May 2008 and six month period ended 29 February 2008.

ii.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.  Application of SFAS No. 144 would not have a material effect on these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2009

iii.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.  The difference between Canadian GAAP and United States GAAP would have not had a material effect on these financial statements.

iv.

Recent pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments.  SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis.  SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 14, 2006, with earlier application allowed.  This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.  This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140.  The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs.  SFAS No. 156 is effective for an entity’s first fiscal year beginning after September 15, 2006.  This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

28 February 2009

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”.  This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 does not require any new fair value measurements.  However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for the Company would be the first fiscal year beginning January 1, 2008.  The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”  This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 is effective for fiscal years ending after December 15, 2006.  The Company does not expect that the implementation of SFAS No. 158 will have any material impact on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatement in current year financial statements.  SAB No. 108 requires companies to quantify misstatement using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB No. 108 is effective for periods ending after November 15, 2006.  The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.